SECURITIES AND EXCHANGE COMMISSION
                   Washington, DC 20549

                        SCHEDULE TO

      Tender offer statement under Section 14(d)(1)
    or 13(e)(4) of the Securities Exchange Act of 1934

                     (Amendment No. 1)

                 The Southern Africa Fund, Inc.
      _____________________________________________________
               (Name of Subject Company (issuer))


                 The Southern Africa Fund, Inc.
      _____________________________________________________
         (Names of Filing Persons (offeror and issuer))


             Common Stock, Par Value $.01 Per Share
      _____________________________________________________
                 (Title of Class of Securities)

                           842157 10 9
      _____________________________________________________
              (CUSIP Number of Class of Securities)

                      Edmund P. Bergan, Jr.
                Alliance Capital Management L.P.
                   1345 Avenue of the Americas
                    New York, New York  10105
                         (212) 969-1000
      _____________________________________________________
  (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                         With a copy to:

                         Bruce D. Senzel
                       Seward & Kissel LLP
                     One Battery Park Plaza
                    New York, New York  10004





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                    Calculation of Filing Fee

    Transaction Valuation         Amount of Filing Fee
       $4,130,481.90(a)              $826.10(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 240,284 shares in the offer, based upon the net asset value per share of $17.19 at April 20, 2000.

(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $826.10

Form or Registration No.:  Schedule TO

Filing Party:  The Southern Africa Fund, Inc.

Date Filed:  April 25, 2000

[   ] Check the box if the filing relates solely to
preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]








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


    This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 25, 2000 by The Southern Africa Fund, Inc. (the "Fund") relating to an offer to purchase for cash (the "Offer") 240,284 of the Fund's issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), amends such Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities and Exchange Act of 1934 and General Instruction H of Schedule TO:

         The Offer expired at 12:00 Midnight Eastern Time on
         May 22, 2000. Pursuant to the Offer 3,566,333 Shares were properly tendered and not withdrawn and 240,284 of the tendered Shares were accepted by the Fund on May 30, 2000 for purchase at the price of $16.59 per Share, the net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on May 23, 2000. Payment for the Shares purchased was made on May 31, 2000. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $3,986,311.50.

Item 12.      Exhibits.

    The following material is hereby filed as additional exhibits to the Fund's Statement on Schedule TO:

    (a)(7)  Text of Press Release dated and issued May 23, 2000.

    (b)(8)  Text of Press Release dated and issued May 30, 2000.





















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



FOR IMMEDIATE RELEASE
Shareholder Contact:
1-800-221-5672

Media Contact:
Shira Zackai
212-969-6387

                 THE SOUTHERN AFRICA FUND, INC.
              ANNOUNCES EXPIRATION OF TENDER OFFER
                     AND PRELIMINARY RESULTS
              -------------------------------------

NEW YORK, NY May 23, 2000 - The Southern Africa Fund, Inc. (NYSE:SOA) (the "Fund") announced today that its tender offer for 240,284 of its issued and outstanding shares of common stock representing approximately 5% of the Fund's outstanding shares expired yesterday at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 P.M. Eastern Time on May 24, 2000.

Based upon current information, approximately 3,573,633 shares were tendered, of which approximately 39,352 shares were tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 6.8% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on May 30, 2000 of 240,284 shares properly tendered and that payment for such shares will be made on May 31, 2000. The purchase price of properly tendered shares is the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange today.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital
Management L.P. As of May 22, 2000, the Fund's total net assets were approximately $79.5 million.











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



FOR IMMEDIATE RELEASE
Shareholder Contact:
1-800-221-5672

Media Contact Only:
Shira Zackai
212-969-6387

                 THE SOUTHERN AFRICA FUND, INC.
                ANNOUNCES RESULTS OF TENDER OFFER
                ---------------------------------

NEW YORK, NY May 30, 2000 The Southern Africa Fund, Inc. (NYSE:SOA) (the "Fund") announced today that in accordance with its tender offer for up to 240,284 of its shares of common stock which expired on May 22, 2000, the Fund has accepted that number of shares for payment tomorrow at $16.59 per share. These shares represent 5% of the Funds outstanding shares. A total of 3,566,333 shares were properly tendered and not withdrawn by May 24, 2000, the final date for withdrawals. Therefore, on a pro rated basis, 6.74% of the shares so tendered by each tendering stockholder have been accepted for payment.

The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Funds shares.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital
Management L.P. As of May 22, 2000, the date on which the Fund's tender offer expired, the Fund's total net assets were approximately $79.5 million.


















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


                            SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             THE SOUTHERN AFRICA FUND, INC.



                             /s/ EDMUND P. BERGAN, JR.
                             --------------------------------
                             Name:  Edmund P. Bergan, Jr.
                             Title: Secretary

Dated:  June 1, 2000



































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